FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated balance sheet
at 30 September 2010 – pro forma

	30 September 2010	30 June 2010	31 December 2009
	£m	£m	£m

Assets
Cash and balances at central banks	61,416	29,591	51,548
Net loans and advances to banks	60,330	54,471	48,777
Reverse repurchase agreements and stock borrowing	48,407	47,663	35,097
Loans and advances to banks	108,737	102,134	83,874
Net loans and advances to customers	528,049	539,340	554,654
Reverse repurchase agreements and stock borrowing	44,503	39,396	41,040
Loans and advances to customers	572,552	578,736	595,694
Debt securities	226,410	236,260	249,095
Equity shares	21,755	17,326	15,960
Settlement balances	22,874	20,718	12,024
Derivatives	548,805	522,871	438,199
Intangible assets	14,369	14,482	14,786
Property, plant and equipment	17,398	17,608	17,773
Deferred taxation	5,907	5,841	6,492
Prepayments, accrued income and other assets	11,903	13,630	18,604
Assets of disposal groups	16,537	21,656	18,432

Total assets	1,628,663	1,580,853	1,522,481

Liabilities
Bank deposits	80,186	96,614	115,642
Repurchase agreements and stock lending	41,465	44,165	38,006
Deposits by banks	121,651	140,779	153,648
Customer deposits	420,639	420,890	414,251
Repurchase agreements and stock lending	87,287	70,655	68,353
Customer accounts	507,926	491,545	482,604
Debt securities in issue	235,083	217,317	246,329
Settlement balances	20,628	19,730	10,412
Short positions	44,004	42,994	40,463
Derivatives	543,397	508,966	421,534
Accruals, deferred income and other liabilities	23,650	24,842	24,624
Retirement benefit liabilities	2,606	2,600	2,715
Deferred taxation	2,237	2,126	2,161
Insurance liabilities	6,782	6,521	7,633
Subordinated liabilities	27,890	27,523	31,538
Liabilities of disposal groups	15,667	16,999	18,857

Total liabilities	1,551,521	1,501,942	1,442,518

Equity
Minority interests	1,542	2,109	2,227
Owners’ equity*	75,600	76,802	77,736

Total equity	77,142	78,911	79,963

Total liabilities and equity	1,628,663	1,580,853	1,522,481

* Owners’ equity attributable to:
Ordinary and B shareholders	70,856	72,058	69,890
Other equity owners	4,744	4,744	7,846

	75,600	76,802	77,736

RBS Group – Q3 2010 Results

Commentary on condensed consolidated balance sheet – pro forma

Total assets of £1,628.7 billion at 30 September 2010 were up £47.8 billion, 3%, compared with 30 June 2010.

Cash and balances at central banks were up £31.8 billion, 108% to £61.4 billion.

Loans and advances to banks increased by £6.6 billion, 6%, to £108.7 billion. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £0.7 billion, 2% to £48.4 billion and bank placings rose £5.9 billion, 11%, to £60.3 billion as a result of increased placings on the inter-bank markets.

Loans and advances to customers were down £6.2 billion, 1%, at £572.6 billion.  Within this, reverse repos were up £5.1 billion, 13%, to £44.5 billion. Excluding reverse repos, customer lending decreased by £11.3 billion, 2%, to £528.0 billion or £9.8 billion before impairment provisions. This reflected reductions, in constant currency terms, in Non-Core of £6.8 billion, together with declines in UK Corporate, £1.7 billion, Global Transaction Services, £1.2 billion, Global Banking & Markets, £1.2 billion and US Retail & Commercial, £1.1 billion together with the effect of exchange rate movements, £0.2 billion. These were offset by growth in UK Retail, £1.9 billion, and Wealth, £0.6 billion.

Equity shares increased £4.4 billion, 26%, to £21.8 billion driven by increased holdings within Global Banking & Markets.

Settlement balances rose £2.2 billion, 10%, to £22.9 billion as a result of customer activity principally within Global Banking & Markets.

Movements in the value of derivative assets, up £25.9 billion, 5%, to £548.8 billion, and liabilities, up £34.4 billion, 7%, to £543.4 billion, primarily reflect changes in interest rates, currency movements, with Sterling strengthening against the US dollar offset in part by weakening against the Euro, and growth in trading volumes.

Assets of disposal groups reduced by £5.1 billion, 24%, to £16.5 billion resulting primarily from the completion of disposals of RBS Sempra’s Oil, Metals and European Gas & Power business, the Eurosales Finance businesses in France and Germany and certain of the Group’s Asian and Latin American businesses.

Deposits by banks declined £19.1 billion, 14%, to £121.7 billion, reflecting reduced inter-bank deposits, down £16.4 billion, 17%, to £80.2 billion and decreased repurchase agreements and stock lending (‘repos’), down £2.7 billion, 6%, to £41.5 billion.

Customer accounts rose £16.4 billion, 3%, to £507.9 billion.  Within this, repos increased £16.6 billion, 24%, to £87.3 billion.  Excluding repos, customer deposits were down £0.2 billion, to £420.6 billion, with reductions, in constant currency terms, in Global Banking & Markets, £4.8 billion, Wealth, £1.4 billion and Ulster Bank, £0.2 billion, together with the effect of exchange rate movements of £1.5 billion. This was partially offset by growth in UK Corporate, £2.6 billion, Global Transaction Services, £2.3 billion, UK Retail, £1.4 billion and US Retail & Commercial, £1.1 billion.

RBS Group – Q3 2010 Results

Commentary on condensed consolidated balance sheet – pro forma

Debt securities in issue were up £17.8 billion, 8%, to £235.1 billion, principally as a result of the Group’s capital raising programme in the third quarter, coupled with movements in Global Banking & Markets.

Liabilities of disposal groups declined £1.3 billion, 8%, to £15.7 billion primarily reflecting the completion of several disposals in the quarter.

Owners' equity reduced by £1.2 billion, 2%, to £75.6 billion. The attributable loss for the period, £1.1 billion, and exchange rate movements, £0.7 billion, were offset in part by an increase in cash flow hedging reserves, £0.4 billion, and reduced losses in available-for-sale reserves, £0.2 billion.

RBS Group – Q3 2010 Results

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010 – pro forma

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009
	£m	£m	£m

Called-up share capital
At beginning of period	14,630	14,630	9,898
Ordinary shares issued in respect of placing and open offers	-	-	4,227
B shares issued	-	-	510
Other shares issued during the period	402	401	-
Preference shares redeemed during the period	(2)	(2)	(5)

At end of period	15,030	15,029	14,630

Paid-in equity
At beginning of period	565	565	1,073
Securities redeemed during the period	(132)	(132)	(308)
Transfer to retained earnings	(2)	(2)	(200)

At end of period	431	431	565

Share premium account
At beginning of period	23,523	23,523	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	-	1,047
Other shares issued during the period	217	217	-
Preference shares redeemed during the period	-	-	(4,995)
Redemption of preference shares classified as debt	118	118	-

At end of period	23,858	23,858	23,523

Merger reserve
At beginning of period	25,522	25,522	10,881
Issue of B shares, net of £399 million expenses	-	-	24,591
Transfer to retained earnings	(12,250)	(12,250)	(9,950)

At end of period	13,272	13,272	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(1,755)	(3,561)
Unrealised gains in the period	1,327	647	1,202
Realised (gains)/losses in the period	(535)	(127)	981
Taxation	(263)	(208)	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	(16)	(16)	-

At end of period	(1,242)	(1,459)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(252)	(876)
Amount recognised in equity during the period	329	(58)	380
Amount transferred from equity to earnings in the period	138	17	513
Taxation	(154)	-	(269)
Recycled to profit or loss on disposal of businesses, net of £20 million tax	58	58	-

At end of period	119	(235)	(252)

RBS Group – Q3 2010 Results

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010 – pro forma (continued)

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009
	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,528	4,528	6,385
Retranslation of net assets	997	1,775	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(452)	(609)	456
Taxation	29	72	9
Recycled to profit or loss on disposal of businesses	(17)	(11)	-

At end of period	5,085	5,755	4,528

Capital redemption reserve
At beginning of period	170	170	170
Preference shares redeemed during the period	2	2	-

At end of period	172	172	170

Contingent capital reserve
At beginning of period	(1,208)	(1,208)	-
Contingent capital agreement – consideration payable	-	-	(1,208)

At end of period	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	12,134	12,134	7,542
(Loss)/profit attributable to ordinary shareholders and other equity owners
- continuing operations	(985)	163	(2,600)
- discontinued operations	(28)	(30)	(72)
Equity preference dividends paid	(105)	(105)	(878)
Paid-in equity dividends paid, net of tax	(19)	(19)	(57)
Transfer from paid-in equity
- gross	2	2	200
- taxation	(1)	(1)	-
Equity owners gain on withdrawal of minority interest
- gross	40	40	629
- taxation	(11)	(11)	(176)
Redemption of equity preference shares	(2,968)	(2,968)	-
Gain on redemption of equity preference shares	609	609	-
Redemption of preference shares classified as debt	(118)	(118)	-
Transfer from merger reserve	12,250	12,250	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(3,756)
- taxation	-	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(11)	(9)	(16)
Share-based payments
- gross	103	61	325
- taxation	12	5	-

At end of period	20,904	22,003	12,134

Own shares held
At beginning of period	(121)	(121)	(104)
Shares purchased during the period	(711)	(704)	(33)
Shares issued under employee share schemes	11	9	16

At end of period	(821)	(816)	(121)

Owners’ equity at end of period	75,600	76,802	77,736

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010 – pro forma (continued)

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009
	£m	£m	£m

Minority interests
At beginning of period	2,227	2,227	5,436
Currency translation adjustments and other movements	57	91	(152)
Profit attributable to minority interests	72	42	648
Dividends paid	(172)	(143)	(313)
Movements in available-for-sale securities
- unrealised gains in the period	-	-	23
- realised gains in the period	-	-	(359)
Equity raised	-	-	9
Equity withdrawn and disposals	(602)	(68)	(2,436)
Transfer to retained earnings	(40)	(40)	(629)

At end of period	1,542	2,109	2,227

Total equity at end of period	77,142	78,911	79,963

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Minority interests	129	133	160
Preference shareholders	105	105	878
Paid-in equity holders	19	19	57
Ordinary and B shareholders	304	1,549	(5,747)

	557	1,806	(4,652)

RBS Group – Q3 2010 Results

Notes to pro forma results

1. Basis of preparation

Pro forma results
The pro forma financial information, prepared using the Group’s accounting policies, shows the underlying performance of the Group including the results of the ABN AMRO businesses retained by the Group.  This information is provided to give a better understanding of the results of the Group’s operations.  Group operating profit on a pro forma basis excludes:

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic disposals;

•	bonus tax;

•	Asset Protection Scheme credit default swap – fair value changes;

•	write-down of goodwill and other intangible assets; and

•	other Consortium Members’ interest in shared assets.

From 1 April 2010, other than these differences in presentation, the Group’s pro forma and statutory results are substantially the same.

Acquisition and separation of ABN AMRO
On 17 October 2007, RFS Holdings B.V, completed the acquisition of ABN AMRO Holding N.V which was renamed RBS Holdings N.V. on 1 April 2010 when the shares in ABN AMRO Bank N.V. were transferred to ABN AMRO Group N.V., a holding company for the interests of the Dutch State.  This marked the substantial completion of the restructuring of the activities of ABN AMRO Holding N.V. in accordance with the agreement between the RBSG, the Dutch State and Banco Santander, SA. RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V., a fully operational bank within the Group, which is independently rated and regulated by the Dutch Central Bank.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

2. Analysis of income, expenses and impairment losses

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Loans and advances to customers	4,720	4,749	4,628	14,171	16,555
Loans and advances to banks	153	132	196	424	676
Debt securities	702	1,003	873	2,560	3,115

Interest receivable	5,575	5,884	5,697	17,155	20,346

Customer accounts	961	954	962	2,795	3,692
Deposits by banks	328	418	574	1,043	2,345
Debt securities in issue	733	824	785	2,411	3,772
Subordinated liabilities	175	60	263	435	995
Internal funding of trading businesses	(26)	(56)	(148)	(151)	(579)

Interest payable	2,171	2,200	2,436	6,533	10,225

Net interest income	3,404	3,684	3,261	10,622	10,121

Fees and commissions receivable	2,044	2,046	1,919	6,141	6,385
Fees and commissions payable
- banking	(493)	(541)	(450)	(1,500)	(1,614)
- insurance related	(118)	(38)	(95)	(262)	(282)

Net fees and commissions	1,433	1,467	1,374	4,379	4,489

Foreign exchange	442	375	108	1,269	1,767
Interest rate	866	202	1,460	2,028	4,317
Credit	(95)	598	(591)	968	(4,142)
Other	219	327	320	894	1,267

Income from trading activities	1,432	1,502	1,297	5,159	3,209

Operating lease and other rental income	338	344	320	1,025	982
Changes in the fair value of securities and other financial assets and liabilities	22	(165)	45	(129)	(12)
Changes in the fair value of investment properties	(4)	(105)	(6)	(112)	(153)
Profit/(loss) on sale of securities	390	5	26	542	(148)
Profit on sale of property, plant and equipment	9	3	2	21	27
Loss on sale of subsidiaries and associates	(111)	-	(8)	(111)	(19)
Life business profits/(losses)	49	(23)	108	61	132
Dividend income	17	21	18	58	57
Share of profits less losses of associated entities	-	17	(13)	31	(67)
Other income	(351)	135	(148)	(199)	(279)

Other operating income	359	232	344	1,187	520

Non-interest income (excluding insurance net premium income)	3,224	3,201	3,015	10,725	8,218

Insurance net premium income	1,289	1,278	1,301	3,856	3,958

Total non-interest income	4,513	4,479	4,316	14,581	12,176

Total income	7,917	8,163	7,577	25,203	22,297

Notes to pro forma results (continued)

2. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Staff costs
- wages, salaries and other staff costs	1,860	1,929	1,840	5,984	5,869
- social security costs	153	159	131	504	423
- pension costs	153	90	204	409	543
Premises and equipment	596	516	619	1,640	1,850
Other	869	974	943	2,778	2,904

Administrative expenses	3,631	3,668	3,737	11,315	11,589
Depreciation and amortisation	465	435	458	1,314	1,339

Operating expenses	4,096	4,103	4,195	12,629	12,928

General insurance	1,092	1,348	1,054	3,547	2,919
Bancassurance	50	(25)	91	54	117

Insurance net claims	1,142	1,323	1,145	3,601	3,036

Loan impairment losses	1,908	2,479	3,262	6,989	10,058
Securities impairment losses	45	8	17	126	742

Impairment losses	1,953	2,487	3,279	7,115	10,800

Note:
The data above excludes fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap – fair value changes and write-down of goodwill and other intangible assets.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

3. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £1,908 million (half year ended 30 June 2010 – £5,081 million; year ended 31 December 2009 – £13,090 million). The balance sheet loan impairment provisions increased in the quarter ended 30 September 2010 from £16,166 million to £17,670 million and the movements thereon were:

	Quarter ended			Half year ended	Year ended
	30 September 2010			30 June 2010	31 December 2009
	Core	Non-Core	Total
	£m	£m	£m	£m	£m

At beginning of period	7,633	8,533	16,166	15,173	9,451
Transfers to disposal groups	-	-	-	(67)	(321)
Intra-group transfers	(351)	351	-	-	-
Currency translation and other adjustments	116	175	291	(160)	(428)
Disposals	-	-	-	(17)	(65)
Amounts written-off	(416)	(329)	(745)	(3,781)	(6,478)
Recoveries of amounts previously written-off	80	85	165	150	325
Charge to income statement	779	1,129	1,908	5,081	13,090
Unwind of discount	(50)	(65)	(115)	(213)	(401)

At end of period	7,791	9,879	17,670	16,166	15,173

Provisions at 30 September 2010 include £127 million (30 June 2010 – £139 million; 31 December 2009 – £157 million) in respect of loans and advances to banks. The table above excludes impairment charges relating to securities.

4. Strategic disposals

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Gain/(loss) on sale of investments in:
- RBS Asset Management’s investment strategies business	-	-	-	80	-
- Asian branches and businesses	-	(10)	-	(10)	-
- Latin American businesses	3	-	-	3	-
- RBS Sempra Commodities – oils, metals and European gas & power business	11	-	-	11	-
- Factoring businesses in France and Germany	8	-	-	8	-
- Bank of China (1)	-	-	(5)	-	236
- Linea Directa	-	-	-	-	212
Provision for loss on disposal of:
- Latin American business	1	(142)	-	(163)	-
- Asian branches and businesses	5	3	(150)	13	(150)
- Life assurance business	-	(235)	-	(235)	-
- Other	(1)	(27)	-	(38)	-

	27	(411)	(155)	(331)	298

Note:
(1)	Including £359 million attributable to minority interests.

Notes to pro forma results (continued)

5. Taxation
The credit/(charge) for taxation differs from the tax credit/(charge) computed by applying the standard UK corporation tax rate of 28% as follows:

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(1,379)	1,157	(2,077)	(243)	(2,062)

Expected tax credit/(charge) at 28%	386	(324)	582	68	578
Unrecognised timing differences	-	52	223	-	207
Other non-deductible items	(77)	(198)	(35)	(306)	(108)
Non-taxable items:
- gain on redemption of own debt	-	12	-	12	692
- other	37	62	27	101	203
Taxable foreign exchange movements	(5)	7	(9)	2	14
Foreign profits taxed at other rates	(56)	(210)	(126)	(394)	(173)
Reduction in deferred tax asset following change in the rate of UK corporation tax	(90)	-	-	(90)	-
Losses in period not recognised	9	(280)	(83)	(354)	(267)
Losses brought forward and utilised	(1)	3	6	10	29
Adjustments in respect of prior periods	58	51	(9)	281	(187)

Actual tax credit/(charge)	261	(825)	576	(670)	988

Effective tax rate	18.9%	71.3%	27.7%	nm	47.9%

The unusually high tax charge in the first nine months of 2010 reflects profits in high tax regimes and losses in low tax regimes, together with £354 million relating to losses in overseas subsidiaries for which a deferred tax asset has not been recognised, and £166 million mainly in respect of losses on disposal of businesses for which no tax relief is available. This was offset in part by the release of provisions of £281 million mainly due to settlement of a number of tax issues relating to prior years.

The Group has recognised a deferred tax asset at 30 September 2010 of £5,907 million, of which £3,741 million relates to carried forward trading losses in the UK.  Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 September 2010 and concluded that it is recoverable based on base case future profit projections.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

6. Profit attributable to minority interests

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Trust preferred securities	-	-	2	10	47
Investment in Bank of China	-	-	-	-	359
Sempra	26	20	35	46	179
RBS N.V.	(2)	1	2	(1)	4
Other	6	9	8	17	12

Profit attributable to minority interests	30	30	47	72	601

7. Profit attributable to preference shareholders and paid-in equity holders

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	-	-	100	105	279
Non-cumulative preference shares of €0.01	-	-	81	-	138
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	-	-	-	-	274
- other	-	-	61	-	61

Paid-in equity holders
Interest on securities classified as equity, net of tax	-	19	3	19	39

	-	19	245	124	791

Note:
(1)	Includes £50 million redemption premium on repayment of preference shares.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

8. Earnings per ordinary and B share

Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders	(1,148)	283	(1,793)	(1,109)	(2,777)
Gain on redemption of preference shares and paid-in equity	-	610	-	610	200

Adjusted (loss)/profit from continuing operations attributable to ordinary and B shareholders	(1,148)	893	(1,793)	(499)	(2,577)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	2	(26)	(7)	(28)	(65)

Ordinary shares in issue during the period (millions)	56,164	56,413	56,230	56,271	49,899
B shares in issue during the period (millions)	51,000	51,000	-	51,000	-

Weighted average number of ordinary and B shares in issue during the period (millions)	107,164	107,413	56,230	107,271	49,899

Basic (loss)/earnings per ordinary and B share from continuing operations	(1.1p)	0.8p	(3.2p)	(0.5p)	(5.2p)
Amortisation of purchased intangible assets	0.1p	0.1p	0.1p	0.2p	0.3p
Integration and restructuring costs	0.2p	0.2p	0.4p	0.5p	1.5p
Gain on redemption of own debt (1)	-	(1.0p)	-	(1.0p)	(7.2p)
Strategic disposals	-	0.4p	0.3p	0.3p	(0.6p)
Bonus tax	-	-	-	0.1p	-
Asset Protection Scheme credit default swap – fair value changes	0.6p	(0.3p)	-	0.6p	-
Write-down of goodwill and other intangible assets	-	-	-	-	0.6p

Adjusted (loss)/earnings per ordinary and B share from continuing operations	(0.2p)	0.2p	(2.4p)	0.2p	(10.6p)
Loss from Non-Core attributable to ordinary and B shareholders	-	0.2p	3.1p	1.1p	20.3p

Core adjusted (loss)/earnings per ordinary and B share from continuing operations	(0.2p)	0.4p	0.7p	1.3p	9.7p
Core impairment losses	-	0.3p	1.6p	0.8p	5.4p

Pre-impairment Core adjusted (loss)/earnings per ordinary and B share	(0.2p)	0.7p	2.3p	2.1p	15.1p

Basic loss per ordinary and B share from discontinued operations	-	-	-	-	(0.1p)

Note:
(1)	Gain on redemption of own debt includes gains on redemption of instruments classified as equity which are included in basic earnings.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

9. Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 30 September 2010, 30 June 2010 and for the nine month period ended 30 September 2010, by main income statement captions. The pro forma divisional income statements on pages 24 to 56 reflect certain presentational reallocations as described in the notes below.  These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,056	376	1,432	(733)	(50)	(251)	398
UK Corporate	662	324	986	(406)	-	(158)	422
Wealth	156	108	264	(189)	-	(1)	74
Global Transaction Services	257	411	668	(356)	-	(3)	309
Ulster Bank	192	52	244	(134)	-	(286)	(176)
US Retail & Commercial	480	271	751	(553)	-	(125)	73
Global Banking & Markets (2)	309	1,245	1,554	(1,005)	-	40	589
RBS Insurance (3)	92	999	1,091	(175)	(949)	-	(33)
Central items	(154)	193	39	34	1	2	76

Core (before fair value of own debt)	3,050	3,979	7,029	(3,517)	(998)	(782)	1,732
Fair value of own debt (4)	-	(858)	(858)	-	-	-	(858)

Core	3,050	3,121	6,171	(3,517)	(998)	(782)	874
Non-Core (5)	354	534	888	(579)	(144)	(1,171)	(1,006)

	3,404	3,655	7,059	(4,096)	(1,142)	(1,953)	(132)
Amortisation of purchased intangible assets	-	-	-	(123)	-	-	(123)
Integration and restructuring costs	-	-	-	(311)	-	-	(311)
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap – fair value changes	-	(825)	(825)	-	-	-	(825)

	3,404	2,857	6,261	(4,545)	(1,142)	(1,953)	(1,379)
RFS Holdings minority interest	7	(182)	(175)	(6)	-	-	(181)

Total statutory	3,411	2,675	6,086	(4,551)	(1,142)	(1,953)	(1,560)

Notes:
(1)	Reallocation of netting of bancassurance claims of £50 million from non-interest income.
(2)	Reallocation of £8 million between net interest income and non-interest income in respect of funding costs of rental assets.
(3)
Total income includes £75 million investment income of which £55 million is included in net interest income and £20 million in non-interest income. Reallocation of £37 million between non-interest income and net interest income in respect of instalment income.

(4)	Comprises £598 million in relation to Global Banking & Markets and £260 million in relation to Group Centre.
(5)
Reallocation of £84 million between net interest income and non-interest income in respect of funding costs of rental assets, £79 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £5 million.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,001	294	1,295	(744)	25	(300)	276
UK Corporate	647	340	987	(399)	-	(198)	390
Wealth	150	116	266	(178)	-	(7)	81
Global Transaction Services	237	411	648	(366)	-	(3)	279
Ulster Bank	194	53	247	(143)	-	(281)	(177)
US Retail & Commercial	502	275	777	(504)	-	(144)	129
Global Banking & Markets (2)	320	1,627	1,947	(1,033)	-	(164)	750
RBS Insurance (3)	90	1,015	1,105	(176)	(1,132)	-	(203)
Central items	71	(53)	18	32	(1)	-	49

Core (before fair value of own debt)	3,212	4,078	7,290	(3,511)	(1,108)	(1,097)	1,574
Fair value of own debt (4)	-	619	619	-	-	-	619

Core	3,212	4,697	7,909	(3,511)	(1,108)	(1,097)	2,193
Non-Core (5)	472	401	873	(592)	(215)	(1,390)	(1,324)

	3,684	5,098	8,782	(4,103)	(1,323)	(2,487)	869
Amortisation of purchased intangible assets	-	-	-	(85)	-	-	(85)
Integration and restructuring costs	-	-	-	(254)	-	-	(254)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(411)	(411)	-	-	-	(411)
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap – fair value changes	-	500	500	-	-	-	500

	3,684	5,740	9,424	(4,457)	(1,323)	(2,487)	1,157
RFS Holdings minority interest	(8)	21	13	4	-	-	17

Total statutory	3,676	5,761	9,437	(4,453)	(1,323)	(2,487)	1,174

Notes:
(1)	Reallocation of netting of bancassurance claims of £25 million from non-interest income.
(2)
Reallocation of £15 million between net interest income and non-interest income in respect of funding costs of rental assets, £9 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £6 million.

(3)
Total income includes £74 million investment income of which £55 million is included in net interest income and £19 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(4)	Comprises £331 million in relation to Global Banking & Markets and £288 million in relation to Group Centre.
(5)
Reallocation of £62 million between net interest income and non-interest income in respect of funding costs of rental assets, £78 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £16 million.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Nine months ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	2,990	1,014	4,004	(2,198)	(54)	(938)	814
UK Corporate	1,919	993	2,912	(1,240)	-	(542)	1,130
Wealth	449	336	785	(556)	-	(12)	217
Global Transaction Services	711	1,212	1,923	(1,096)	-	(6)	821
Ulster Bank	574	158	732	(437)	-	(785)	(490)
US Retail & Commercial	1,450	798	2,248	(1,594)	-	(412)	242
Global Banking & Markets (2)	1,001	5,324	6,325	(3,332)	-	(156)	2,837
RBS Insurance (3)	271	3,024	3,295	(526)	(3,055)	-	(286)
Central items	(68)	352	284	177	-	1	462

Core (before fair value of own debt)	9,297	13,211	22,508	(10,802)	(3,109)	(2,850)	5,747
Fair value of own debt (4)	-	(408)	(408)	-	-	-	(408)

Core	9,297	12,803	22,100	(10,802)	(3,109)	(2,850)	5,339
Non-Core (5)	1,325	1,370	2,695	(1,827)	(492)	(4,265)	(3,889)

	10,622	14,173	24,795	(12,629)	(3,601)	(7,115)	1,450
Amortisation of purchased intangible assets	-	-	-	(273)	-	-	(273)
Integration and restructuring costs	-	-	-	(733)	-	-	(733)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(331)	(331)	-	-	-	(331)
Bonus tax	-	-	-	(84)	-	-	(84)
Asset Protection Scheme credit default swap – fair value changes	-	(825)	(825)	-	-	-	(825)

	10,622	13,570	24,192	(13,719)	(3,601)	(7,115)	(243)
RFS Holdings minority interest	7	(153)	(146)	(2)	-	-	(148)

Total statutory	10,629	13,417	24,046	(13,721)	(3,601)	(7,115)	(391)

Notes:
(1)	Reallocation of netting of bancassurance claims of £54 million from non-interest income.
(2)
Reallocation of £30 million between net interest income and non-interest income in respect of funding costs of rental assets, £26 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £4 million.

(3)
Total income includes £200 million investment income, £164 million included in net interest income and £36 million in non-interest income. Reallocation of £107 million between non-interest income and net interest income in respect of instalment income.

(4)	Comprises £299 million in relation to Global Banking & Markets and £109 million in relation to Group Centre.
(5)
Reallocation of £215 million between net interest income and non-interest income in respect of funding assets, £226 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £11 million.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39: held-for-trading (HFT), designated as at fair value through profit or loss (DFV), available-for-sale (AFS), loans and receivables (LAR) and other financial instruments. Assets and liabilities outside the scope of IAS 39 are shown separately.
	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Finance leases	Total
30 September 2010	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	61,416	-	-	-	61,416
Loans and advances to banks
- net loans and advances	26,044	-	-	34,286	-	-	-	60,330
- reverse repos	43,536	-	-	4,871	-	-	-	48,407
Loans and advances to customers
- net loans and advances	27,987	1,478	-	487,415	-	-	11,169	528,049
- reverse repos	32,907	-	-	11,596	-	-	-	44,503
Debt securities	105,390	603	113,151	7,266	-	-	-	226,410
Equity shares	18,007	1,611	2,137	-	-	-	-	21,755
Settlement balances	-	-	-	22,874	-	-	-	22,874
Derivatives (1)	548,805	-	-	-	-	-	-	548,805
Intangible assets	-	-	-	-	-	14,369	-	14,369
Property, plant and equipment	-	-	-	-	-	17,398	-	17,398
Deferred taxation	-	-	-	-	-	5,907	-	5,907
Prepayments, accrued income and other assets	-	-	-	1,209	-	10,694	-	11,903
Assets of disposal groups	-	-	-	-	-	16,537	-	16,537

Total assets	802,676	3,692	115,288	630,933	-	64,905	11,169	1,628,663

Deposits by banks
- bank deposits	39,781	-	-	-	40,405	-	-	80,186
- repos	24,871	-	-	-	16,594	-	-	41,465
Customer accounts
- customer deposits	11,220	4,494	-	-	404,925	-	-	420,639
- repos	59,295	-	-	-	27,992	-	-	87,287
Debt securities in issue	6,279	44,141	-	-	184,663	-	-	235,083
Settlement balances	-	-	-	-	20,628	-	-	20,628
Short positions	44,004	-	-	-	-	-	-	44,004
Derivatives (1)	543,397	-	-	-	-	-	-	543,397
Accruals, deferred income and other liabilities	-	-	-	-	1,737	21,449	464	23,650
Retirement benefit liabilities	-	-	-	-	-	2,606	-	2,606
Deferred taxation	-	-	-	-	-	2,237	-	2,237
Insurance liabilities	-	-	-	-	-	6,782	-	6,782
Subordinated liabilities	-	1,152	-	-	26,738	-	-	27,890
Liabilities of disposal groups	-	-	-	-	-	15,667	-	15,667

Total liabilities	728,847	49,787	-	-	723,682	48,741	464	1,551,521

Equity								77,142

								1,628,663

Note:
(1)	Held-for-trading derivatives include hedging derivatives.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Classification (continued)

	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Finance leases	Total
At 30 June 2010	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	29,591	-	-	-	29,591
Loans and advances to banks
- net loans and advances	22,966	-	-	31,505	-	-	-	54,471
- reverse repos	43,787	-	-	3,876	-	-	-	47,663
Loans and advances to customers
- net loans and advances	21,236	1,631	-	504,541	-	-	11,932	539,340
- reverse repos	27,655	-	-	11,741	-	-	-	39,396
Debt securities	103,161	619	123,941	8,539	-	-	-	236,260
Equity shares	13,768	688	2,870	-	-	-	-	17,326
Settlement balances	-	-	-	20,718	-	-	-	20,718
Derivatives (1)	522,871	-	-	-	-	-	-	522,871
Intangible assets	-	-	-	-	-	14,482	-	14,482
Property, plant and equipment	-	-	-	-	-	17,608	-	17,608
Deferred taxation	-	-	-	-	-	5,841	-	5,841
Prepayments, accrued income and other assets	-	-	-	1,175	-	12,455	-	13,630
Assets of disposal groups	-	-	-	-	-	21,656	-	21,656

Total assets	755,444	2,938	126,811	611,686	-	72,042	11,932	1,580,853

Deposits by banks
- bank deposits	37,270	-	-	-	59,344	-	-	96,614
- repos	24,594	-	-	-	19,571	-	-	44,165
Customer accounts
- customer deposits	12,268	4,037	-	-	404,585	-	-	420,890
- repos	45,869	-	-	-	24,786	-	-	70,655
Debt securities in issue	5,703	39,947	-	-	171,667	-	-	217,317
Settlement balances	-	-	-	-	19,730	-	-	19,730
Short positions	42,994	-	-	-	-	-	-	42,994
Derivatives (1)	508,966	-	-	-	-	-	-	508,966
Accruals, deferred income and other liabilities	-	-	-	-	1,898	22,456	488	24,842
Retirement benefit liabilities	-	-	-	-	-	2,600	-	2,600
Deferred taxation	-	-	-	-	-	2,126	-	2,126
Insurance liabilities	-	-	-	-	-	6,521	-	6,521
Subordinated liabilities	-	1,107	-	-	26,416	-	-	27,523
Liabilities of disposal groups	-	-	-	-	-	16,999	-	16,999

Total liabilities	677,664	45,091	-	-	727,997	50,702	488	1,501,942

Equity								78,911

								1,580,853

Note:
(1)	Held-for-trading derivatives include hedging derivatives.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Classification (continued)

	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Finance leases	Total
At 31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	51,548	-	-	-	51,548
Loans and advances to banks
- net loans and advances	18,563	-	-	30,214	-	-	-	48,777
- reverse repos	26,886	-	-	8,211	-	-	-	35,097
Loans and advances to customers
- net loans and advances	15,371	1,981	-	524,204	-	-	13,098	554,654
- reverse repos	26,313	-	-	14,727	-	-	-	41,040
Debt securities	111,413	2,429	125,382	9,871	-	-	-	249,095
Equity shares	11,318	2,083	2,559	-	-	-	-	15,960
Settlement balances	-	-	-	12,024	-	-	-	12,024
Derivatives (1)	438,199	-	-	-	-	-	-	438,199
Intangible assets	-	-	-	-	-	14,786	-	14,786
Property, plant and equipment	-	-	-	-	-	17,773	-	17,773
Deferred taxation	-	-	-	-	-	6,492	-	6,492
Prepayments, accrued income and other assets	-	-	-	1,421	-	17,183	-	18,604
Assets of disposal groups	-	-	-	-	-	18,432	-	18,432

Total assets	648,063	6,493	127,941	652,220	-	74,666	13,098	1,522,481

Deposits by banks
- bank deposits	32,647	-	-	-	82,995	-	-	115,642
- repos	20,962	-	-	-	17,044	-	-	38,006
Customer accounts
- customer deposits	11,217	5,256	-	-	397,778	-	-	414,251
- repos	41,520	-	-	-	26,833	-	-	68,353
Debt securities in issue	3,925	41,444	-	-	200,960	-	-	246,329
Settlement balances	-	-	-	-	10,412	-	-	10,412
Short positions	40,463	-	-	-	-	-	-	40,463
Derivatives (1)	421,534	-	-	-	-	-	-	421,534
Accruals, deferred income and other liabilities	-	-	-	-	1,889	22,269	466	24,624
Retirement benefit liabilities	-	-	-	-	-	2,715	-	2,715
Deferred taxation	-	-	-	-	-	2,161	-	2,161
Insurance liabilities	-	-	-	-	-	7,633	-	7,633
Subordinated liabilities	-	1,277	-	-	30,261	-	-	31,538
Liabilities of disposal groups	-	-	-	-	-	18,857	-	18,857

Total liabilities	572,268	47,977	-	-	768,172	53,635	466	1,442,518

Equity								79,963

								1,522,481

Note:
(1)	Held-for-trading derivatives include hedging derivatives.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Reclassification of financial instruments
As permitted by amended IAS 39, the Group reclassified certain financial assets from the HFT and AFS categories into the LAR category and from the HFT category into the AFS category in 2008 and 2009.  There were no reclassifications in the nine months ended 30 September 2010.  The following tables detail the effect of the reclassifications and the balance sheet values of the assets.

Reduction in profit for the quarter ended 30 September 2010 as a result of reclassifications
£m

From HFT to:
AFS	81
LAR	162

243

	30 September 2010		30 June 2010		31 December 2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m	£m

From HFT to:
AFS	6,843	6,843	7,343	7,343	7,629	7,629
LAR	9,703	8,131	10,596	8,861	12,933	10,644

	16,546	14,974	17,939	16,204	20,562	18,273
From AFS to:
LAR	449	405	969	808	869	745

	16,995	15,379	18,908	17,012	21,431	19,018

During the quarter ended 30 September 2010, the balance sheet value of reclassified assets decreased by £1.9 billion, primarily due to disposals and repayments across a range of securities and loans.

For assets reclassified from HFT to AFS, net unrealised losses recorded in equity at 30 September 2010 were £0.3 billion (30 June 2010 - £0.4 billion; 31 December 2009 - £0.6 billion).

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Financial instruments carried at fair value
Refer to Note 11 Financial instruments of the 2009 Annual Report and Accounts for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity, credit risk and future administrative costs.

Valuation reserves and adjustments comprise:

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Credit valuation adjustments:
Monoline insurers	2,678	3,599	3,870	3,796
Credit derivative product companies	622	791	465	499
Other counterparties	1,937	1,916	1,737	1,588

	5,237	6,306	6,072	5,883

Bid-offer and liquidity reserves	3,092	2,826	2,965	2,814

	8,329	9,132	9,037	8,697

Debit valuation adjustments (‘own credit’):
Debt securities in issue	(1,786)	(2,604)	(2,151)	(2,331)
Derivatives	(485)	(551)	(475)	(467)

Total debit valuation adjustments	(2,271)	(3,155)	(2,626)	(2,798)

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. CVA is discussed in Risk and capital management - Other risk exposures: Credit valuation adjustments on page 123. Bid-offer and liquidity reserves and own credit is discussed on pages 78 and 79 below.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Valuation reserves (continued)

Bid-offer and liquidity reserves
Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

The bid-offer approach is based on current market spreads and standard market bucketing of risk. Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets.

Bid-offer adjustments for each risk factor are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied across risk buckets where there is market evidence to support this. For example calendar netting and cross strike netting effects are taken into account where such trades occur regularly within the market. Netting will also apply where long and short risk in two different risk buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (closing out the individual bucketed risk in isolation).

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation e.g. delta and vega risk is included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Product related risks such as correlation risk attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in the static hedge based on vanilla instruments.

Where there is limited bid-offer information for a product a conservative approach is taken, taking into account pricing approach and risk management strategy.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Own credit
The Group takes into account the effect of its own credit standing, when valuing financial liabilities recorded at fair value, in accordance with IFRS. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

The own credit adjustment does not alter cash flows, is not used for performance management, and is disregarded for regulatory capital reporting processes.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or subordinated debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by the conversion of underlying currency balances at spot rates for each period, however the income statement includes intra-period foreign exchange sell-offs.

The effect of change in credit spreads could reverse in future periods provided the liability is not repaid at a premium or a discount.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Valuation hierarchy
	30 September 2010				30 June 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	43.5	-	43.5	-	43.8	-	43.8	-	26.9	-	26.9	-
- collateral	25.1	-	25.1	-	22.3	-	22.3	-	18.4	-	18.4	-
- other	1.0	-	1.0	-	0.7	-	0.7	-	0.1	-	0.1	-

	69.6	-	69.6	-	66.8	-	66.8	-	45.4	-	45.4	-

Loans and advances to customers
- reverse repos	32.9	-	32.9	-	27.7	-	27.7	-	26.3	-	26.3	-
- collateral	21.7	-	21.7	-	15.7	-	15.7	-	9.9	-	9.9	-
- other	7.8	-	6.9	0.9	7.1	-	5.8	1.3	7.5	-	6.4	1.1

	62.4	-	61.5	0.9	50.5	-	49.2	1.3	43.7	-	42.6	1.1

Debt securities
- government	132.5	118.5	14.0	-	132.7	119.0	13.7	-	134.1	118.2	15.9	-
- RMBS (2)	45.1	-	44.6	0.5	48.6	-	48.1	0.5	57.1	-	56.6	0.5
- CMBS (3)	4.0	-	3.8	0.2	4.6	-	4.1	0.5	4.1	-	4.0	0.1
- CDOs (4)	2.8	-	0.9	1.9	3.8	-	0.9	2.9	3.6	-	2.6	1.0
- CLOs (5)	6.0	-	4.2	1.8	9.0	-	7.7	1.3	8.8	-	8.0	0.8
- other ABS (6)	5.6	-	4.2	1.4	5.6	-	4.0	1.6	6.1	-	5.2	0.9
- corporate	10.4	-	9.6	0.8	9.4	-	8.7	0.7	10.5	-	9.9	0.6
- other (7)	12.7	0.1	12.4	0.2	14.0	-	13.8	0.2	14.9	-	14.7	0.2

	219.1	118.6	93.7	6.8	227.7	119.0	101.0	7.7	239.2	118.2	116.9	4.1

Equity shares	21.8	17.6	2.2	2.0	17.3	13.1	2.4	1.8	16.0	12.2	2.5	1.3

Derivatives
- foreign exchange	89.6	0.1	89.4	0.1	85.1	-	85.0	0.1	68.3	-	68.1	0.2
- interest rate	422.1	0.1	420.3	1.7	392.8	0.2	390.7	1.9	321.5	0.3	319.7	1.5
- equities and commodities	6.3	-	6.1	0.2	5.9	0.1	5.8	-	6.7	0.3	6.1	0.3
- credit - APS (8)	0.6	-	-	0.6	1.4	-	-	1.4	1.4	-	-	1.4
- credit - other	30.2	-	26.9	3.3	37.7	-	33.4	4.3	40.3	0.1	37.2	3.0

	548.8	0.2	542.7	5.9	522.9	0.3	514.9	7.7	438.2	0.7	431.1	6.4

Total assets	921.7	136.4	769.7	15.6	885.2	132.4	734.3	18.5	782.5	131.1	638.5	12.9

Of which classified as AFS debt securities
- government	60.5	54.0	6.5	-	66.2	59.6	6.6	-	64.9	58.3	6.6	-
- RMBS (2)	30.3	-	30.1	0.2	34.1	-	33.9	0.2	37.2	-	37.0	0.2
- CMBS (3)	1.4	-	1.4	-	1.5	-	1.5	-	1.6	-	1.6	-
- CDOs (4)	1.9	-	0.5	1.4	2.1	-	0.6	1.5	1.6	-	1.2	0.4
- CLOs (5)	5.0	-	3.7	1.3	5.7	-	5.0	0.7	5.5	-	5.4	0.1
- other ABS (6)	4.4	-	3.2	1.2	4.3	-	3.0	1.3	4.6	-	4.0	0.6
- corporate	2.6	-	2.6	-	2.3	-	2.3	-	2.5	-	2.5	-
- other (7)	7.1	0.1	7.0	-	7.7	-	7.7	-	7.5	-	7.5	-

	113.2	54.1	55.0	4.1	123.9	59.6	60.6	3.7	125.4	58.3	65.8	1.3
Equity shares	2.1	0.3	1.3	0.5	2.9	0.3	1.5	1.1	2.6	0.3	1.6	0.7

	115.3	54.4	56.3	4.6	126.8	59.9	62.1	4.8	128.0	58.6	67.4	2.0
For notes to this table refer to page 81.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	30 September 2010				30 June 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- repos	24.9	-	24.9	-	24.6	-	24.6	-	21.0	-	21.0	-
- collateral	36.8	-	36.8	-	33.6	-	33.6	-	28.5	-	28.5	-
- other	3.0	-	3.0	-	3.7	-	3.7	-	4.1	-	4.1	-

	64.7	-	64.7	-	61.9	-	61.9	-	53.6	-	53.6	-
Customer accounts
- repos	59.3	-	59.3	-	45.8	-	45.8	-	41.5	-	41.5	-
- collateral	9.1	-	9.1	-	9.3	-	9.3	-	9.0	-	9.0	-
- other	6.6	-	6.6	-	7.0	-	6.9	0.1	7.5	-	7.4	0.1

	75.0	-	75.0	-	62.1	-	62.0	0.1	58.0	-	57.9	0.1
Debt securities in issue	50.4	-	48.9	1.5	45.7	-	44.4	1.3	45.4	-	43.1	2.3

Short positions	44.0	34.0	9.3	0.7	43.0	31.7	10.2	1.1	40.5	27.1	13.2	0.2
Derivatives
- foreign exchange	98.4	0.1	98.0	0.3	88.7	-	88.6	0.1	63.6	-	63.6	-
- interest rate	407.5	0.1	406.8	0.6	377.5	0.4	376.2	0.9	309.3	0.1	308.4	0.8
- equities and commodities	9.7	-	9.5	0.2	9.0	-	8.9	0.1	9.5	0.8	8.5	0.2
- credit - other	27.8	-	27.4	0.4	33.8	-	33.3	0.5	39.1	-	38.2	0.9

	543.4	0.2	541.7	1.5	509.0	0.4	507.0	1.6	421.5	0.9	418.7	1.9

Other	1.1	-	1.1	-	1.1	-	1.1	-	1.3	-	1.3	-

Total liabilities	778.6	34.2	740.7	3.7	722.8	32.1	686.6	4.1	620.3	28.0	587.8	4.5

Notes:
(1)	For details on levels 1, 2 and 3 refer to Note 11 - Financial instruments of the 2009 Annual Report and Accounts.
(2)	Residential mortgage-backed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligation.
(6)	Asset-backed securities.
(7)	Primarily includes debt securities issued by banks and building societies.
(8)	Asset Protection Scheme.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

Key points
•
Total assets carried at fair value increased by £36.5 billion in the quarter to £921.7 billion at 30 September 2010, principally reflecting an increase in derivatives of £25.9 billion, collateral of £8.8 billion, reverse repos of £4.9 billion, partially offset by a decrease in debt securities of £8.6 billion.

•
Total liabilities carried at fair value were up by £55.8 billion, with increases in derivatives of £34.4 billion, repos of £13.8 billion, debt securities in issue of £4.7 billion and collateral of £3.0 billion.

•
Level 3 assets represented 1.7% (30 June 2010 – 2.1%; 31 December 2009 – 1.6%) of total assets carried at fair value and decreased by £2.9 billion to £15.6 billion primarily due to disposals and tightening credit spreads.

•	Level 3 liabilities decreased by £0.4 billion, mainly reflecting the impact of tighter credit spreads on short positions.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on financial instruments carried at fair value were £3.1 billion and £3.0 billion respectively of which £1.2 billion and £1.5 billion related to the APS credit derivative. These sensitivities are not indicative of the total potential effect on the income statement or other comprehensive income.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

11. Debt securities

	Central and local government			Banks and building societies	ABS (2)	Corporate	Other	Total
	UK	US	Other
Measurement classification	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Held-for-trading	5,302	17,164	49,204	4,884	20,475	7,733	628	105,390
DFV (1)	1	-	353	3	227	18	1	603
Available-for-sale	9,511	17,604	33,323	6,910	42,923	2,654	226	113,151
Loans and receivables	11	-	-	12	6,387	759	97	7,266

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410

30 June 2010
Held-for-trading	8,993	16,642	40,589	5,471	23,614	7,077	775	103,161
DFV (1)	1	-	357	3	234	24	-	619
Available-for-sale	11,584	17,194	37,459	7,371	47,709	2,324	300	123,941
Loans and receivables	11	-	-	18	7,148	1,274	88	8,539

	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
DFV (1)	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095

Notes
(1)	Designated as at fair value through profit or loss.
(2)	Asset-backed securities.

See Risk and capital management section for information on ratings.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

12. Derivatives

	30 September 2010		30 June 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	43,109	45,986	37,670	38,402	26,559	24,763
Currency swaps	31,816	38,813	28,232	32,336	25,221	23,337
Options purchased	14,603	-	19,191	-	16,572	-
Options written	-	13,586	-	17,921	-	15,499

Interest rate contracts
Interest rate swaps	345,631	335,541	324,978	313,019	263,902	251,829
Options purchased	74,395	-	65,818	-	55,471	-
Options written	-	69,919	-	62,766	-	55,462
Futures and forwards	2,151	2,051	2,033	1,702	2,088	2,033

Credit derivatives	30,810	27,766	38,981	33,795	41,748	39,127

Equity and commodity contracts	6,290	9,735	5,968	9,025	6,638	9,484

	548,805	543,397	522,871	508,966	438,199	421,534

The Group enters into master netting agreements in respect of its derivative activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off.  They are, however, effective in reducing the Group’s credit exposure from derivative assets.  The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Of the £549 billion derivative assets shown above, £449 billion (30 June 2010 - £422 billion; 31 December 2009 - £359 billion) were subject to such agreements. Furthermore, the Group holds substantial collateral against this net derivative asset exposure, see Risk and capital management: Credit risk: Derivatives on page 106.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

13. Available-for-sale financial assets
Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group’s available- for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

During the third quarter of 2010 gains were realised by US Retail & Commercial (£215 million) and RBS N.V. (£216 million). The gain in US Retail & Commercial, which was part of its balance sheet restructuring exercise, was largely offset in the income statement by losses crystallised on the termination of swaps hedging fixed-rate funding related hedges. The gain in RBS N.V., which is included in Central items was offset by negative movements relating to IFRS volatility. Available-for-sale reserves at 30 September 2010 amounted to net losses of £1,242 million (30 June 2010 – net losses £1,459 million; 31 December 2009 – net losses £1,755 million), and the movements were as follows:

	Quarter ended 30 September 2010	Half year ended 30 June 2010	Year ended 31 December 2009
Available-for-sale reserves	£m	£m	£m

At beginning of period	(1,459)	(1,755)	(3,561)
Unrealised gains in the period	680	647	1,202
Realised (gains)/losses in the period	(408)	(127)	981
Taxation	(55)	(208)	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	-	(16)	-

At end of period	(1,242)	(1,459)	(1,755)

The above excludes losses attributable to minority interests of £336 million in the year ended 31 December 2009.

RBS Group – Q3 2010 Results

Notes to pro forma results (continued)

14. Contingent liabilities and commitments

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	35,334	2,616	37,950	33,391	2,529	35,920	36,579
Other contingent liabilities	12,606	376	12,982	12,503	485	12,988	13,410

	47,940	2,992	50,932	45,894	3,014	48,908	49,989

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	240,560	26,126	266,686	245,053	25,478	270,531	289,135
Other commitments	867	2,637	3,504	2,084	2,631	4,715	3,483

	241,427	28,763	270,190	247,137	28,109	275,246	292,618

Total contingent liabilities and commitments	289,367	31,755	321,122	293,031	31,123	324,154	342,607

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary